200 East Randolph Drive
Chicago, Illinois 60601

To Call Writer Directly:	(312) 861-2200	Facsimile:
(312) 861-2200
www.kirkland.com

April 30, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Ingram
Barbara Jacobs
Christine Davis
Mark Kronforst
Mark P. Shuman

Re:
Solera Holdings, LLC (to be renamed Solera Holdings, Inc.)
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-140626)

Ladies and Gentlemen:

        On behalf of Solera Holdings, LLC, a Delaware limited liability company (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the "Commission"), a complete copy of Amendment No. 3 to the Registration Statement of the Company (the "Registration Statement"). A copy of Amendment No. 3 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T, and the Company will retain the signature pages thereto for a period of five years. This amendment reflects certain revisions to the Amended Registration Statement, as filed with the Commission on April 17, 2007, in response to the comment letter to Jack Pearlstein, dated April 27, 2007, from the staff of the Commission (the "Staff"). These revisions include information relating to the proposed offering size and price range, together with other information derived therefrom.

        We have referenced in the Company's responses the appropriate page number of the Prospectus contained in the Registration Statement (the "Prospectus"). The numbered paragraphs below set forth the Staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

Management's Discussion and Analysis of Operations of Operations, page 38
Critical Accounting Policies and Estimates, page 52
Unit-Based Compensation, page 54

1.
Please revise your disclosures to provide more information regarding the allocation between common and preferred units as of each valuation date. These disclosures should describe the methodology and assumptions used in more detail so readers understand how the allocation was determined. Explain why you believe that the IRR method was the appropriate approach considering your particular circumstances and describe how the material assumptions were determined. Quantitative information should be provided to the extent necessary for readers to fully understand your valuations and you should consider providing information substantially similar to that in your responses to comment 9 and 10 of our letter dated Apri1 12, 2007. In addition, provide a more robust explanation for readers regarding the allocation of the increases in value subsequent to July 25, 2006. Specifically, you have not clearly described the link between the terms of your preferred units and the limited amount of the increase in enterprise value that was allocated to those preferred units.

  In response to the Staff's comment, we have revised the disclosure on pages 58-60 of the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

2.
We note that you did not use marketability discounts as described in your response to comment 13 of our letter dated April 12, 2007. Please explain to us how this reconciles with your explanation regarding the use of such discounts in the penultimate paragraph of your response to comment 32 in your letter to us dated March 26, 2007.

  As discussed in our response to Comment 13 in our letter to the staff dated April 17, 2007 (Comment 13), the valuation report prepared by Valuation Research Corporation, or VRC, established three different values for our common units: value based on 100% control of an enterprise, value based on a minority interest that is marketable and value based on a minority interest that is not marketable. One of the factors driving the increase in the last value was the decrease in the discount for lack of marketability. In our response to Comment 32 in our letter to the Staff dated March 26, 2007, we were attempting to describe changes driving all three valuation points established by VRC. However, we acknowledge that since we considered the valuation established based on a 100% control of the enterprise as the most appropriate valuation metric for us, our response to Comment 32 should have been limited to discussing value drivers for only this metric and that the discussion of changes in the discount for lack of marketability was not relevant. We believe that the disclosure on page 60 of the Prospectus identifies the factors that have lead to the increase in the value of our common units. A discount for lack of marketability is not one of the factors discussed therein.

Financial Statements
Note 15. Contractual Commitments, Contingencies, and Off-Balance-Sheet Arrangements, page F-37

3.
We note your disc1osure that you believe that the ultimate liability will not have a material adverse effect on your financial statements. Please note that this disclosure does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

  In response to the Staff's comment, we have revised the disclosure on pages F-36 and F-37 of the Prospectus. Additionally, we do not believe there are reasonably possible material additional losses.

*    *    *    *

        The Company hopes that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

                      Sincerely,

                      /s/ Dennis M. Myers

                      Dennis M. Myers

cc:
Jack Pearlstein
Steven B. Stokdyk